UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
P.T. Indosat Tbk

(Name of Issuer)
Series B Common Shares, par value Rp.100 per share

(Title of Class of Securities)
715680 10 4

(CUSIP Number)
Pek Siok Lan
STT Communications Ltd
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277
Copy to:
Michael W. Sturrock, Esq.
Latham & Watkins LLP
9 Raffles Place #42-02
Singapore 048619
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715680 10 4	Page	2	of	8

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	715680 10 4	Page	3	of	8

1	NAMES OF REPORTING PERSONS Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	715680 10 4	Page	4	of	8

1	NAMES OF REPORTING PERSONS STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	715680 10 4	Page	5	of	8

1	NAMES OF REPORTING PERSONS Asia Mobile Holding Company Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	715680 10 4	Page	6	of	8

1	NAMES OF REPORTING PERSONS Asia Mobile Holdings Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 715680 10 4	Page 7 of 8
This Amendment No. 7 amends the Schedule 13D previously filed by STT Communications Ltd. (“STT Comm”) with the Securities and Exchange Commission (the “SEC”) on January 29, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT Comm with the SEC on December 22, 2003, Amendment No. 2 to the Schedule 13D filed by STT Comm with the SEC on January 11, 2005, Amendment No. 3 to the Schedule 13D filed by STT Comm with the SEC on December 29, 2006, Amendment No. 4 filed by STT Comm with the SEC on January 19, 2007, Amendment No. 5 filed by STT Comm with the SEC on March 9, 2007, and Amendment No. 6 filed by STT Comm with the SEC on June 13, 2008 (the “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of P.T. Indosat Tbk, an Indonesian corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 2. Identity and Background
Item 2 is amended to include the following paragraphs:
The present principal occupation of Goh Yew Lin, a director of Temasek, has been changed to Managing Director, G.K. Goh Holdings Limited.
Lim Siong Guan and Sim Kee Boon are no longer directors of Temasek with effect from July 13, 2007 and November 9, 2007, respectively.
Item 4. Purpose of Transaction
Item 4 is amended to include the following paragraph:
Pursuant to the Share Purchase Agreement, the Second Completion occurred on June 22, 2008 and legal ownership of the Sale Shares was transferred by AMH to Qatar South East Asia Holding S.P.C., a wholly owned subsidiary of Qtel.
Item 5. Interest in Securities of Issuer
Items 5(a) — (b) are amended to include the following paragraph:
As a result of the Second Completion, Temasek, STT, STT Comm, AMHC and AMH ceased to beneficially own any Series B Shares of the Issuer. In addition, Temasek, STT, STT Comm, AMHC and AMH are no longer a joint filer with ICL and accordingly, they will not be liable or responsible for future filings by ICL.
Item 5(e) is amended to include the following paragraph:
On June 22, 2008, Temasek, STT, STT Comm, AMHC and AMH ceased to be the beneficial owners of more than 5% of the Series B Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended to include the disclosure in item 4 above.

CUSIP No. 715680 10 4	Page 8 of 8
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2008	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By	: /s/ Chia Yue Joo

	Name	: Chia Yue Joo
	Title	: Managing Director, Legal & Regulations

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By	: /s/ Pek Siok Lan

	Name	: Pek Siok Lan
	Title	: Company Secretary

STT COMMUNICATIONS LTD

	By	: /s/ Pek Siok Lan

	Name	: Pek Siok Lan
	Title	: Company Secretary

ASIA MOBILE HOLDING COMPANY PTE. LTD.

	By	: /s/ Pek Siok Lan

	Name	: Pek Siok Lan
	Title	: Company Secretary

ASIA MOBILE HOLDINGS PTE. LTD.

	By	: /s/ Pek Siok Lan

	Name	: Pek Siok Lan
	Title	: Company Secretary